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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                         DATA RESEARCH ASSOCIATES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (issuer))

                            MCGUIRE ACQUISITION INC.
                          A WHOLLY OWNED SUBSIDIARY OF
                                SIRSI CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF
                              SIRSI HOLDINGS CORP.
--------------------------------------------------------------------------------
                       (Names of Filing Persons (offeror))

                          COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237853106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Larry D. Smith, Chief Financial Officer
                            McGuire Acquisition Inc.
                              c/o SIRSI Corporation
                            101 Washington Street, SE
                         Huntsville, Alabama 35801-4827
                            Telephone: (256) 704-7000

                                 with copies to:

                             Adam K. Weinstein, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza, 27th Floor
                            New York, New York 10112
                            Telephone: (212) 408-2491

--------------------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


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                            CALCULATION OF FILING FEE

===========================================================================
        TRANSACTION VALUATION                 AMOUNT OF FILING FEE

         $50,120,534.00 (1)                    $10,029.22 (2)(3)
===========================================================================


(1) Estimated for purposes of calculating the amount of filing fee only. The amount assumes (i) the purchase of 4,500,204 shares of common stock, par value $0.01 per share, of Data Research Associates, Inc., at a price per share of $11.00 in cash (ii) the purchase of 84,000 options at an average price of $4.31 per share and (iii) the purchase of one warrant for 50,000 shares at a purchase price of $5.125 per share. The purchase price for each of the options and the warrant represents the difference between the exercise price of such option or warrant and $11.00. The numbers of shares, options and warrants described in items (i), (ii) and (iii) of the preceding sentence represent all of the outstanding shares, options and warrants of Data Research Associates, Inc.

(2)   Calculated as 1/50th of 1% of the transaction value.

(3)   Wired to the SEC's lockbox account on July 23, 2001.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:...................$10,029.22

      Filing Parties:...........................McGuire Acquisitions Inc.,
                                                SIRSI Corporation and
                                                SIRSI Holdings Corp.

      Form or Registration No.:.................Schedule TO

      Date Filed: ..............................July 25, 2001

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      /X/  third-party tender offer subject to Rule 14d-1.

      / /  issuer tender offer subject to Rule 13e-4.

      / /  going-private transaction subject to Rule 13e-3.

      / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


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              -----------------------------------------------------

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on July 25, 2001, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on August 10, 2001 (the "First Amended Schedule TO"), relating to the commencement by McGuire Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of SIRSI Holdings Corp., a Delaware corporation, of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Data Research Associates, Inc., a Missouri corporation, at a price of $11.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001, as amended on August 10, 2001 (the "First Amended Offer to Purchase"), the Supplement No. 1 to the Offer to Purchase, dated August 21, 2001 and in the related Letter of Transmittal. A copy of the First Amended Offer to Purchase is filed as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on August 10, 2001. A copy of the Supplement No. 1 to the Offer to Purchase is attached to this Amendment No. 2 as Exhibit (a)(1)(G). A copy of the Letter of Transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on July 25, 2001. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the First Amended Offer to Purchase or in the First Amended Schedule TO.

      The information in the Offer to Purchase (as defined below), including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. You should read this Amendment No. 2 together with the Schedule TO filed on July 25, 2001 and Amendment No. 1 to the Schedule TO filed on August 10, 2001.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in "Summary Term Sheet" in the Offer to Purchase, dated July 24, 2001, as amended on August 10, 2001 and as amended on August 21 by the Supplement No. 1 to the Offer to Purchase, (the "Offer to Purchase") of McGuire Acquisition Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of SIRSI Corporation, a Delaware corporation, a wholly owned subsidiary of SIRSI Holdings Corp., a Delaware corporation (the "Parent"), is incorporated herein by reference.


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ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is Data Research Associates, Inc., a Missouri corporation ("DRAI"). DRAI's principal executive office is located at 1276 North Warson Road, P.O. Box 8495, St. Louis, Missouri 63132-1806, and its telephone number is (314) 432-1100. The information set forth under "The Tender Offer--Information Concerning DRAI" in the Offer to Purchase is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of DRAI, for $11.00 per share, net to seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal (the "Letter of Transmittal"). A copy of the Letter of Transmittal is attached hereto as Exhibit (a)(1)(B). The information set forth in "Summary Term Sheet," "Introduction," and "The Tender Offer--Price Range of DRAI's Common Stock" in the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in "The Tender Offer--Price Range of DRAI's Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      The names of the filing persons are McGuire Acquisition Inc., SIRSI Corporation and SIRSI Holdings Corp. The information set forth in "Introduction," "The Tender Offer--Information Concerning Us And Our Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      The information set forth in "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Purposes, Effects And Plans," "The Tender Offer--Acceptance For Payment And Payment For Shares," "The Tender Offer--Procedures For Accepting Our Offer And Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Material Federal Income Tax Consequences," "The Tender Offer--Price Range Of DRAI's Common Stock," "The Tender Offer--Possible Effects Of Our Offer On The Market For The Shares; Nasdaq Listing; Margin Regulations And Exchange Act Registration," "The Tender Offer--Information Concerning DRAI," "The Tender Offer--Information Concerning Us And Our Parent," "The Tender Offer--Source And Amount Of Funds," "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreement," "The Tender Offer--Conditions Of Our Offer," "The Tender Offer--Legal Matters And Regulatory Approvals," "The Tender Offer--State Takeover Laws," "The Tender Offer--Rights Of Dissenting Shareholders," "The Tender Offer--Fees And Expenses" and "The Tender Offer--Miscellaneous" in the Offer to Purchase is incorporated herein by reference.


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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The information set forth in "The Tender Offer--Background Of Our Offer, Contacts with DRAI, Negotiations And Agreements," "The Tender Offer-- Merger Agreement; Support Agreement; Employment Agreement" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The information set forth in "Summary Term Sheet," "Introduction," "The Tender Offer--Purposes, Effects And Plans," "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Price Range Of DRAI's Common Stock," "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreement," and "The Tender Offer--Possible Effects Of Our Offer On The Market For The Shares; Nasdaq Listing; Margin Regulations And Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in "Summary Term Sheet," "Introduction," and "The Tender Offer--Source And Amount Of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

      The information set forth in "The Tender Offer--Information Concerning Us And Our Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      The information set forth in "The Tender Offer--Fees And Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      Not Applicable.

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ITEM 11. ADDITIONAL INFORMATION.

      The information set forth in "Summary Term Sheet," "Introduction," "The Tender Offer--Background Of Our Offer; Contacts with DRAI, Negotiations And Agreements," "The Tender Offer--Purposes, Effects and Plans," "The Tender Offer--Terms Of Our Offer; Expiration Date," "The Tender Offer--Acceptance For Payment And Payment For Shares," "The Tender Offer--Procedures for Accepting Our Offer And Tendering Shares," "The Tender Offer--Withdrawal Rights," "The Tender Offer--Material Federal Income Tax Consequences," "The Tender Offer--Source And Amount Of Funds," "The Tender Offer--Possible Effects Of Our Offer On The Market For The Shares; Nasdaq Listing; Margin Regulations And Exchange Act Registration," "The Tender Offer--Merger Agreement; Support Agreement; Employment Agreement," "The Tender Offer--Conditions Of Our Offer," "The Tender Offer--Legal Matters and Regulatory Approvals," "The Tender Offer--State Takeover Laws," "The Tender Offer--Rights of Dissenting Shareholders," and "The Tender Offer--Miscellaneous" in the Offer to Purchase is incorporated herein by reference.


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ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase+
(a)(1)(B)  Letter of Transmittal*
(a)(1)(C)  Notice of Guaranteed Delivery*
(a)(1)(D) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(E) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(F) Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(G)  Supplement No. 1 to the Offer to Purchase**
(a)(5)(A) Text of Press Release, dated May 17, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser May 17, 2001)
(a)(5)(B) Text of Press Release, dated June 27, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser June 27, 2001)
(a)(5)(C) Text of Press Release, dated July 13, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser July 13, 2001)
(a)(5)(D)  Text of Press Release, dated July 25, 2001, issued by SIRSI
           Corporation*
(a)(5)(E) Summary newspaper advertisement, dated July 25, 2001, as published in The Wall Street Journal.*
(a)(5)(F) Text of Press Release, dated August 21, 2001, issued by DRAI and SIRSI Corporation
(b)        Commitment letter, dated as of July 24, 2001*
(c)        not applicable
(d)(1)     Agreement and Plan of Merger, dated as of May 16, 2001++
(d)(2) Amendment to the Agreement and Plan of Merger, dated as of June 27, 2001*
(d)(3) Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001*
(d)(4) Third Amendment to the Agreement and Plan of Merger, dated as of July 24, 2001, including the Form of Bridge Note*
(d)(5) Fourth Amendment to the Agreement and Plan of Merger, dated as of August 21, 2001
(d)(5)     Support Agreement, dated as of May 16, 2001++
(d)(6)     Employment and Consulting Agreement, dated as of May 16, 2001++
(d)(7)     Confidentiality Agreement, dated as of February 5, 2001*
(d)(8)     Amendment to Confidentiality Agreement, dated as of July 10, 2001*


* Incorporated by reference to Schedule TO-T/A filed by Purchaser July 25, 2001

+ Incorporated by reference to Schedule TO-T/A filed by Purchaser August 10,
2001

++ Incorporated by reference to Schedule 13D filed by Purchaser May 25, 2001

** Distributed to shareholders

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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.



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                                    SIGNATURE

After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                             SIRSI HOLDINGS CORP.

                             By:  /s/ Patrick Sommers
                                  ---------------------------------------------
                                  Name:   Patrick Sommers
                                  Title:  President and Chief Executive Officer


                             MCGUIRE ACQUISITION INC.

                             By:  /s/ Patrick Sommers
                                  ---------------------------------------------
                                  Name:   Patrick Sommers
                                  Title:  President and Chief Executive Officer


                             SIRSI CORPORATION

                             By:  /s/ Patrick Sommers
                                  ---------------------------------------------
                                  Name:  Patrick Sommers
                                  Title: President and Chief Executive Officer


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EXHIBIT INDEX

(a)(1)(A)  Offer to Purchase+
(a)(1)(B)  Letter of Transmittal*
(a)(1)(C)  Notice of Guaranteed Delivery*
(a)(1)(D) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(E) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(F) Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(G)  Supplement No. 1 to the Offer to Purchase**
(a)(5)(A) Text of Press Release, dated May 17, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser May 17, 2001)
(a)(5)(B) Text of Press Release, dated June 27, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser June 27, 2001)
(a)(5)(C) Text of Press Release, dated July 13, 2001, issued by DRAI and SIRSI Corporation (incorporated by reference to Schedule TO-C filed by Purchaser July 13, 2001)
(a)(5)(D)  Text of Press Release, dated July 25, 2001, issued by SIRSI
           Corporation*
(a)(5)(E) Summary newspaper advertisement, dated July 25, 2001, as published in The Wall Street Journal.*
(a)(5)(F) Text of Press Release, dated August 21, 2001, issued by DRAI and SIRSI Corporation
(b)        Commitment letter, dated as of July 24, 2001*
(c)        not applicable
(d)(1)     Agreement and Plan of Merger, dated as of May 16, 2001++
(d)(2) Amendment to the Agreement and Plan of Merger, dated as of June 27, 2001*
(d)(3) Second Amendment to the Agreement and Plan of Merger, dated as of July 12, 2001*
(d)(4) Third Amendment to the Agreement and Plan of Merger, dated as of July 24, 2001, including the Form of Bridge Note*
(d)(5) Fourth Amendment to the Agreement and Plan of Merger, dated as of August 21, 2001
(d)(5)     Support Agreement, dated as of May 16, 2001++
(d)(6)     Employment and Consulting Agreement, dated as of May 16, 2001++
(d)(7)     Confidentiality Agreement, dated as of February 5, 2001*
(d)(8)     Amendment to Confidentiality Agreement, dated as of July 10, 2001*

* Incorporated by reference to Schedule TO-T/A filed by Purchaser July 25, 2001

+ Incorporated by reference to Schedule TO-T/A filed by Purchaser August 10,
2001

++ Incorporated by reference to Schedule 13D filed by Purchaser May 25, 2001

**   Distributed to shareholders